Exhibit 99.1

BELLATRIX EXPLORATION LTD.

Certificate of an Officer

Subparagraph 2.20(c) of National Instrument 54-101

Communications with Beneficial Owners of Securities of a Reporting Issuer

(“NI 54-101”)

TO:	Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission of New Brunswick

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Securities Commission of Newfoundland and Labrador

RE:	Annual and special meeting of shareholders of Bellatrix Exploration Ltd. (the “Company”) to be held on May 23, 2019 (the “Meeting”)

The undersigned, in his capacity as an officer of the Company and not in his personal capacity, hereby certifies for and on behalf of the Company, that the Company:

(a)	made arrangements to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;

(b)	made arrangements to have carried out all the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying on Section 2.20 of NI 54-101 to abridge the time prescribed in subsection 2.2(1) of NI 54-101.

DATED this 24th day of April, 2019.

BELLATRIX EXPLORATION LTD.

Per:	(signed) “Charles R. Kraus”
Executive Vice President, General Counsel and Corporate Secretary